UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2015

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THE INFORMATION SET FORTH IN THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K (INCLUDING THE CONTENT OF EXHIBIT 99.1 HERETO) IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-3 (SEC FILE NO. 333-188107), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Further to the description provided in Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K originally furnished by the Company to the Securities and Exchange Commission on September 2, 2015, annexed hereto as Exhibit 99.1 and incorporated herein by reference is a copy of the Second Amended and Restated Margin Loan Agreement, dated September 1, 2015, among MGN (USA) Inc., Various Lenders, and Citibank N.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: 09/24/2015	By:	/s/ Gil Kotler
	Name:	Gil Kotler
	Title:	Senior Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Second Amended and Restated Margin Loan Agreement, dated September 1, 2015, among MGN (USA) Inc., Various Lenders, and Citibank N.A.*

*	Portions of this exhibit have been omitted and will be filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.